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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
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                                SCHEDULE 14D-9
                                AMENDMENT NO. 1
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                           (Name of Subject Company)

                 MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                       (Name of Person Filing Statement)

                    Units of Limited Partnership Interests
                        (Title of Class of Securities)

                                   571641208
                     (CUSIP Number of Class of Securities)

                            Robert E. Parsons, Jr.
                             President and Manager
                                 RIBM TWO LLC
                 Marriott Residence Inn II Limited Partnership
                              10400 Fernwood Road
                           Bethesda, Maryland  20817
                                (301) 380-2070
                    (Name, Address and Telephone Number of
            Person Authorized to Receive Notice and Communications
                   On Behalf of the Person Filing Statement)

                                  COPIES TO:

                         J. Warren Gorrell, Jr., Esq.
                         Joseph G. Connolly, Jr., Esq.
                            Hogan & Hartson L.L.P.
                             555 13th Street, N.W.
                            Washington, D.C.  20004
                                (202) 637-5600

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER
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                               EXPLANATORY NOTE

     Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission ("SEC") on October 9, 2001 (the "Statement"). Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


ITEM 4.   The Solicitation or Recommendation.

     Item 4(b) is hereby supplemented in the following manner:

     (b) Reasons. In deciding to remain neutral on the Offer to Purchase, the General Partner considered the following:

     As previously disclosed to the limited partners, consistent with the terms of the Partnership Agreement and the original investment objectives contemplated at the formation of the Partnership, the General Partner is currently attempting to sell the Marriott Residence Inns owned by the Partnership ("Inns") or, in the alternative, find a buyer for the Units. In this regard, the General Partner engaged Merrill Lynch & Co. as its financial advisor in April 2001 to solicit bids from interested parties. As part of that process, Merrill Lynch prepared a list of over 20 parties that Merrill Lynch believed might have an interest in acquiring either the Partnership's Inns or the Units and contacted those parties. Several of the parties contacted requested additional information, conducted preliminary due diligence of the Partnership and submitted acquisition proposals to the Partnership. As a result of that process, and as previously disclosed, the Partnership had begun exclusive discussions with one potential acquirer.

     At the present time, these discussions have been suspended. The discussions have been suspended to allow the parties to determine the effect on the business and operations of the Partnership of the terrorist attacks of September 11, 2001, as well as the current economic conditions generally. Although the General Partner continues to be in contact with the potential acquirer, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. In addition, if a transaction were to occur, it would require approval of the limited partners as well as the consent of the Partnership's lenders.

     For information about the operation of the Partnership, you are encouraged to read the Partnership's Quarterly Report on Form 10-Q for the quarterly period ended September 7, 2001, filed with the SEC on October 22, 2001, attached hereto as Exhibit (a)(2).

ITEM 9.   Exhibits.

     (a)(2) Quarterly Report on Form 10-Q for the quarterly period ended September 7, 2001, filed with the SEC on October 22, 2001.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     MARRIOTT RESIDENCE INN II LIMITED
                                     PARTNERSHIP



                                     By:  RIBM TWO LLC
                                          General Partner


Date:  October 22, 2001              /s/ Robert E. Parsons, Jr.
                                    --------------------------
                                    Robert E. Parsons, Jr.
                                    President and Manager

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